Filed by Symmetricom, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: TrueTime, Inc.
Commission File No. 0-28473

Additional Information

Symmetricom and TrueTime will file with the SEC a proxy statement/prospectus and other relevant documents concerning the proposed merger transaction. Investor are urged to read the proxy statement/prospectus when it comes available and any other relevant documents filed with the SEC because they contain important information. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Symmetricom at 408-433-0910. You may obtain documents filed with the SEC by TrueTime free of charge by requesting them in writing from TrueTime or by telephone at 707-528-1230.

Except for the historical information contained herein this transcript contains forward-looking information within the meaning of Section 27A of the Securities Act of 1933 as amended, and Section 21E of the Securities Exchange Act of 1934 as amended, and is subject to the Safe Harbor created by those sections. These forward-looking statements include, but are not limited to the following: statements as to the expected benefit of the combination of the Symmetricom and TrueTime, Symmetricom’s expectation that it will close the TrueTime acquisition, and as a result of that anticipated acquisition it will expand its customer base at new distribution channels, and strengthen its competitive position in the government and enterprise markets, statements that as a result of the expected acquisition of TrueTime, Symmetricom will gain new products, new markets, new distribution channels and a strong new leadership team, statements that the acquisition of TrueTime is expected to be accretive to earnings within two quarters of the close of the deal, statements regarding gross margins, statements that Symmetricom believes its business will recover and that Symmetricom’s market position will be strengthened, statements that Symmetricom will focus on international markets, statements that Symmetricom expects to maintain the existing expense run-rate on broadband at about $2.5 million dollars a quarter, statements that Symmetricom expects to capitalize on their G.dshl product offering to create a leadership position in the broadband market, statements estimating future revenues, statements estimating future losses, statements estimating losses per share attributable to broadband, statements that Symmetricom will continue to be managed with a conservative fiscal approach, statements that Symmetricom will move forward aggressively on the strategic and technological roadmap to position Symmetricom for leadership once the telecom budgets are released and spending resumes, statements that the sync and timing businesses can be managed profitably prospectively, statements that Symmetricom expects to win wireless design business, statements that Symmetricom anticipates expanding its international customer base, statements that Symmetricom will achieve its goals of increased profitability and diversified growth, statements that Symmetricom will continue to look for accretive acquisitions, statements regarding gross margins, statements regarding future broadband expenses, statements that Symmetricom expects operating cash flow to be positive in the fourth quarter, statements that Symmetricom expects to see a higher proportion of international orders and stronger wireless orders in the fourth quarter. Symmetricom’s actual results could differ materially from those projected or suggested in these forward-looking statements. Factors that could cause future actual results to differ materially from the results projected in or suggested by such forward-looking statements include, but are not limited to the satisfaction of certain conditions to closing of the proposed acquisition, the ability to close the acquisition, and the ability to integrate TrueTime and its technology following the acquisition, reduced rates of demand for wireless and wireline telecommunications services and high bandwidth applications, increased competition, timing, cancellation or delay of customer orders, failure of new products to pass interoperability testing and field trials, difficulties in manufacturing products and specifications, customer acceptance of new products, customer delays in qualification of key new products, and the risk factors listed from time-to-time in Symmetricom’s reports filed with the Securities & Exchange Commission, including but not limited to the report on Form 10-K for the year ended June 30th, 2001, and the report on Form 10-Q for the quarter ended December 31st, 2001. These forward-looking statements speak only as of the date hereof. Symmetricom disclaims any intention or obligation to update or revise any forward-looking statements.

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THE FOLLOWING IS A TRANSCRIPT PREPARED
WITH RESPECT TO THE SYMMETRICOM, INC.
CONFERENCE CALL HELD ON APRIL 25, 2002

SYMMETRICOM (SYMM)
Q3 2002 Results & Conference Call
April 25, 2002

SPEAKERS:	Tom Steipp, Chief Executive Officer Bill Slater, Chief Financial Officer Jennifer Cohn, Stapleton Communications

Cohn:
Good afternoon and welcome and thank you for attending Symmetricom’s fiscal 2002 third quarter conference call. With me today are Tom Steipp, Chief Executive Officer and Bill Slater, Chief Financial Officer.

Let me also remind you that if you have not yet received a copy of today’s news release you can access it at the company’s website, www.symmetricom.com or have one faxed to you by calling Stapleton Communications at 650-470-0200.

Before we begin please note that during the course of this conference call we will be making forward-looking statements within the meaning of the Securities Act of 1933 and Securities Exchange Act of 1934. Actual results could differ materially from those projected in the forward-looking statements. Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements are contained in the company’s Form 10-K for the year ended June 30, 2001 and Form 10-Q for the quarter ended December 31, 2001 filed with the SEC as well as in today’s news release.

I would now like to turn the conference call over to Tom Steipp, CEO of Symmetricom.

Steipp:	Thanks, Jennifer. Good afternoon everyone.

Let me start by saying that despite the tough economic challenges of today’s telecom market I can say that we’ve made measurable progress on all the milestones we established last quarter and in many ways this has been an exciting quarter for us.

Here’s what I’d like to cover this afternoon. I’ll begin by giving you a general overview of the business and summarize our financial results for the fiscal third quarter. Then I’ll update you on the progress we’ve made in building out our Sync and Timing business and on the momentum we see in the broadband side. Next Bill Slater will walk you through our financial results for the quarter. Finally, I’ll provide guidance for our fiscal fourth quarter.

Well, like many other telecom equipment providers, our business continues to be impacted by a general weakness in the capital equipment spending. In the face of these difficult conditions, however, we’ve continued to make progress.

Number 1, revenues are within guidance. We’re reporting revenues of $17.1 million for the quarter and Number 2, we’re managing the business for profitability. We’re posting a loss per share of $0.07 from operations for the quarter, inline with the guidance we provided during our last earnings call. I should point out that Sync is at a breakeven level and our broadband spending is on target. Number 3, expense structures are being further trimmed. As a result of what I think are very prudent cost reductions, we’re now at a breakeven hurdle rate of approximately $17 million in the Sync and Timing division. Number 4, we’re strengthening our core business. Sync and Timing is a broad market that covers a wide range of segments. We announced the purchase of TrueTime, which will allow us to extend our reach into several new segments, including the government and enterprise sectors where Symmetricom has not traditionally competed. By acquiring TrueTime, with its market leading position in instrumentation and in networking, we will gain new products, new markets, new distribution channels and a strong new leadership team. As we stated during our March 28 call, we expect the acquisition to be accretive within two quarters after the close of the transaction, which we expect to occur in the third calendar quarter of 2002. Number 5, last but not least, we’re aggressively positioning for the future. Our broadband initiative is on track. We’re currently responding to RFPs in that area. Our lab tests at customer locations are going very well and we’ve now signed a joint marketing agreement with Alcatel, the market leader in DSLAMs.

Let me expand a bit on each of these businesses starting with wireless. Wireless continues to cause the most significant negative year-to-year comparisons. As you know, wireless is a highly cyclical business with much of our own fortune tied to one very large customer, Samsung. We’re confident that it will recover, but the timing of the recovery remains uncertain. We’ve also significantly increased our efforts to diversify customers and innovate. We expect these moves to strengthen our market position in the future.

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Next I’d like to turn your attention to our wireline business. First of all, we do synchronization timing for telecom better than anyone else in the world. This is the business that drives our economic engine so we pay very close attention to network developments and our customers’ long-term needs. Within the quarter we introduced four new synchronization timing products that extend our lead in network management, precise timing algorithms and stratum-3 holdover modules.

Our focus on international is showing results in the form of new customer wins. We told you last quarter that one key opportunity in Sync and Timing was the potential to expand our international presence. Well, let me give you an update. We added three new international customers, Bharti in India, Easitel in South Africa and H3G in Italy. We also won three new projects at existing customers, Telcel in Mexico, Korea Telecom and Tainjin PTT in China. We’re highly focused on these international efforts so you should expect to see more outreach in this area in the future.

Finally, I’d like to highlight what’s going on in our broadband business. Last quarter we laid out milestones to help you monitor developments and our progress in this area. Well I can say we’re right on track. We see momentum building for our broadband strategy and we’re thrilled with the increased level of activity in the interest in our 2.3, 4.6 and 9.2 Megabit products. I’m happy to report that this quarter we received and we’re in the process of responding to three RFPs. The requests are from such well-known telecom service providers as France Telecom, and are all based on the G.shdsl standard. RFPs are, of course, just the beginning of the process. Never the less, their arrival signifies that the road to deployment has begun in earnest. Our entrance into this market is collaborative. Because of the economics, both Symmetricom and the DSLAM providers have a vested interest in taking steps to begin to bring broadband services to businesses. We’re working closely with Alcatel and other major DSLAM providers crafting end-to-end solutions, coordinating installation procedures and integrating support processes. The heightened activity is a leading indicator of the promise that G.shdsl has shown as a global standard and demonstrates the market interest in our products. Our approach, which enables significant expansion of bandwidth over existing copper telephone wires has become increasingly relevant in an industry looking for new revenue streams. Especially when those new revenue streams leverage existing infrastructure investments. For telecom service providers, the economics of broadband to business services over copper are completely different from, and I might add, far superior to, the economics of serving residential DSL markets. As I’ve outlined, a number of important market drivers favor the development of broadband over copper for businesses, which is why we’re investing in this business. These drivers include the fact that businesses are demanding greater bandwidth, G.shdsl is being implemented as a worldwide standard and in our solution which leverages previous investments in existing DSLAMs. We’ve planned to maintain the existing expense run-rate of broadband, about $2.5 million per quarter. A significant portion of this budget is in marketing and sales activities. Our G.shdsl product offering is the broadest on the planet with existing products providing access speeds from 2.3 up to 18.4 Megabits. We intend to capitalize on this extensive offering along with our early lead to create a leadership position in this market.

Let me talk a little bit about milestones. Last quarter I offered a set of milestones to help you gauge our progress and I can say we’re on track. Here’s what we said. We said, Number 1, that we expected to see or 4.6, 9.2 Megabit products in lab trials with major service providers between January and the end of June. Well, this phase of testing involves low volume shipments of products, and we’re there. Those testing cycles are underway today and they’re going very well. Number 2, we said that from July through December we would expect to see products in field trials and it appears that these plans based on RFPs we’re receiving are on track. Number 3, we said that in the early part of calendar of 2003 we expect to see initial deployment of the 2.3, 4.6 and 9.2 Megabit products by providers and a noticeable ramp in revenues. We see this continuing to be the case. And Number 4, we said that we expected to see the GoWide 18, our 18.4 Megabit Voice and Data product enter lab testing about mid-calendar year of 2002 and in fact, this has already happened.

So let me just summarize from an operational standpoint last quarter. It was a tough environment. We’ve aggressively cut costs, our core business is solid and the broadband business that we have is on target.

With that, I’d like to turn the call over to Bill Slater, who will walk you through our financials.

Slater:
Revenues were $17.1 million compared with $19.3 million reported in the prior quarter. The loss for the quarter from continuing operations was $1.7 million or $0.08 a share. The net loss includes a net write-down of investments of $171,000 or $0.01 per share. In the fiscal third quarter the company also recognized a net gain related to discontinued operations of $410,000 or $0.02 a share. Excluding these one-time items, the net loss for the quarter from operations was $1.5 million or $0.07 per share. This compares with the net loss of $830,000 or $0.04 per share reported in the prior quarter. It should be noted that the net loss for the quarter of $1.7 million is solely attributable to our investment in broadband and the write-down of security investments. The backlog at the end of the third quarter was $8.4 million. Gross margins for the third quarter came in at 40.4 percent compared with 39.3 percent in the prior quarter. Operating expenses for the quarter were $9.6 million compared with $9.2 million in the prior quarter. The increase is attributable to increased investment in our broadband business, which was $2.4 million in operating expenses for the quarter. In the same quarter a year ago broadband expenses were $800,000. Excluding our broadband investments, third quarter Sync operating expenses were $7.2 million, down 33 percent from the same quarter last year. We’ve continued to streamline operations in an effort to maintain profitability in our Sync division as we invest in our broadband strategies. Expansion investments at the end of the quarter were $53.7 million compared with $56.6 million at the end of the prior quarter. We spent approximately $700,000 on stock buybacks in the third quarter. Operationally we have generated $6.4 million in cash flow for the first three quarters of the year despite our investment in broadband. Day sales outstanding of 53-days compared with 47-days in the prior quarter and 53-days during the third quarter of last year. This is inline with our targeted DSL range of 50 to 70-days. Inventory at $21 million was down from $25 million reported in the prior quarter and better than our previous estimate of $23 to $24 million. Inventory turns continue at 1.8. In our fiscal fourth quarter we will a charge of $0.02 per share for restructuring principally related to staff and facility reductions that took place early in April.

With that I’d like to hand the call back to Tom for his closing remarks.

Steipp:
Well let me just a word about our expectations for the fourth quarter of fiscal 2002. Overall revenues should range between $15 and $20 million. We expect to post a net loss in the range of $0.04 to $0.10 per share, which a loss of $0.07 a share will be attributable to broadband. We know that it’s a difficult environment and we’ve worked hard to meet the challenges by putting in place new marketing programs and we’ve reduced expenses and continue to diversify. We’re pleased with the results so far. We will continue to manage the company with the same conservative fiscal approach and at the same time will move forward aggressively on the strategic and technological roadmap that we believe will position us for leadership in both our businesses once the telecom budgets are released and spending resumes. I believe that the Sync and Timing business has stabilized in a range where it can be managed profitably. Upside could come in the form of incremental wireless design wins and expanded international customer base or resumption of spending in North America. The market for G.shdsl is clearly beginning to take shape. We have an excellent position, especially in the multi-link, high-value added product space. And finally, our twin goals of increased profitability and diversified growth both lay directly ahead.

Well, that concludes our prepared remarks. Darla, please poll the audience for any questions.

Q&A

Michael Roesler,  CJS Securities

Rosler:	I guess really the big thing here is this Alcatel agreement. Could you give us a little bit more color on what this really means and how it might have played into the RFPs you’re getting now?

Steipp:
Well, let me just say that for the last two or three calls we’ve made it very clear that working closely with DSLAM suppliers is an important ingredient in anybody’s success in this arena and obviously Alcatel has the largest in sold in base so they’ve been a focus of ours for a long time. This represents, I think, the next step in terms of writing-down commitments between the two companies. I should point out that there are no commitments in this for revenue although it does commit us to work together to provide end-to-end solutions for our customers.

Roesler:	So trying to get a better feel for what exactly that means at this point, I know (multiple speakers).

Steipp:
Well, it just says that we’ve tested — you know that our equipment works with their DSLAMs and for the opportunities that are out there we will work as closely with them or other DSLAM suppliers as makes sense, but our focus is really on Alcatel for joint selling. There’s a range of possibilities in working with them not all of which are defined at this time.

Roesler:	So what would be the next step in that process?

Steipp:
Well, you know, I think as in all of these relationships, you sign a joint marketing agreement and then the two teams work together and if we help them be successful and they help us be successful we’ll expand it.

Roesler:	Okay. And in terms of the RFPs, you mentioned France Telecom and maybe two others could you let us know who those others are or is that?

Steipp:
We prefer not to list those, but I can say there is one from the U.S. and two from Europe. We’ve stated all along that we thought Europe would be the first place that G.shdsl would be deployed and that seems to be consistent. I think it’s important in our tracking our own progress that the RFPs are here and you know that we’re now in a position to respond to them.

Roesler:	And you mentioned that being first to market is key to your strategy. Could you maybe just talk a little bit about where the competition might be at this point?

Steipp:
Well, I think if you’re to do a product search there’s a number of folks out there with 2.3 Megabit products. We’ve stated for probably the last six months since we acquired the Telmax Corporation that our product line was broader than others and that continues to be the case. So to the extent that service providers want to deploy a range of products it’s beneficial if you have a broader range.

Roesler:	And just one other thing. The TrueTime acquisition expands your base in Sync. Any thing on the horizon in the G. area for band array?

Steipp:	We continue to look for accretive acquisitions is about all I would say.

Andy Schopick,  Nutmeg Security

Schopick:
Tom, a question for you a couple for Bill. I’m wondering, Tom, at this stage how the anticipated product margins on broadband are looking to you. Whether there’s really been any change from your earlier expectations or whether you can give us any sense of what you think those product margins will look like once you start to get into volume shipments?

Steipp:	Well, let me give you the caveat and then I’ll turn the call over to Bill to talk about it.

Since these are competitive bids, not just a function of us putting the product on the price list and having pull off. It’s always a little difficult to tell exactly what they are and/or will be, but we’ve got pretty good sense from suppliers in terms of what the cost of the components will be. I should point out we use all standard components in these products. You know they’re off-the-shelf chipsets and the volume pricing curves for those are reasonably well understood so if you’ll accept the fact that there’s variability anytime you have a large competitive bid, I’ll turn it over to Bill for what we’re planning on.

Slater:	Well, I think with regard to the gross margins we’re looking at outsourcing to get the prices down as low as possible. We’re still planning on margins of around 40 percent for these products.

Schopick:	Now, Bill, a couple follow-ups for you. Could you repeat for me what the broadband expense were in the quarter? I heard 7.3 for Sync?

Slater:	Yes, the broadband expenses in the quarter were $2.4 million.

Schopick:	And you expect them to remain at around that level?

Slater:	Yes. That’s going to be their natural run-rate.

Schopick:	Okay. Also, did you comment or could you comment about operating cash flow in the quarter?

Slater:	Yes, operating cash flow was approximately a negative $1 million in this quarter because our payables went down and accrued liabilities went down about $3 million this quarter.

Schopick:	Do you expect to be more toward neutral in the fourth quarter?

Slater:	No, operating cash flow is expected to be slightly positive in the fourth quarter.

Schopick:	A couple of things relating to the adoption of 142. I assume you’re going to formally adopt that beginning with your, what is it, September quarter, your first fiscal quarter?

Slater:	We’ve actually already formally adopted that at the beginning of our fiscal year.

Schopick:
You have. Okay, so let me ask you this. There is — I see the goodwill of $3.7 million so amortization associated with that is no longer — you no longer need to amortize that goodwill, the other intangible assets net, are they all finite lived and what are they principally, the $7.8 million?

Slater:	Yes, that’s principally technology, customer lists and things like that and their lives are generally between 3 and 7 years.

Schopick:	And that you must continue to amortize. Have you buried that amortization within SG&A on the P&L cause.

Slater:	Yes, the amortization is in SG&A.

Schopick:	Can you tell me approximately what it is on a quarterly basis going forward?

Slater:	It’s approximately, if memory serves me, Andy, it’s approximately $600,000 a quarter but I’d be glad to get back to you with an exact number.

Slater:
I would like to suggest something going forward. I’m seeing companies present in lots of different ways. I would like to suggest that you line item that consistent with the standard, which suggests that it be line itemed within continuing operations so that we can see it and identify it as a non-cash charge and just strip it out of the SG&A.

Slater:	Sure. Sounds like a good idea, we’ll take it up.

Sanjeev Wadwanee,  RBC Capital Markets

Wadwanee:	Two questions, Bill. I was wondering if you could break out the international versus domestic revenues?

Second question, the guidance for the June quarter of $15 to $20 million sort of quite a wide range. I know you mentioned a couple of things that could lead to some of the upside international wireless is the resumption in U.S. spending. I’m just curious to see, do you have any milestones in mind that you could potentially hit to get to the $20 million for the June quarter?

Slater:	Well, I think on the international revenue side it was a strong quarter internationally. We hit about $7 million in international revenue this quarter.

With regard to your second point, you know, there’s a lot of things in the works, but I think it would be premature to indicate that we were going to $20 million.

Wadwanee:
I’m just curious to see in terms of what’s the stuff that’s in the works and do you expect some more additional traction on the wireless side to get to some of the higher — to get to the higher range industries if you work — well what needs to happen to get stuff to the higher range of the guidance.

Slater:
I think we would see a higher proportion of international orders and I think we could potentially see stronger wireless orders in the fourth quarter, I think, domestically. You know, we’re pretty close to where we think we’re going to be and we don’t think there’s going to be much upside domestically, but I think it’ll come from international and wireless if we get to the high-end of the range.

Bill Dawkins,  Morgan Keegan

Dawkins:
Got a question for you in regards to your remarks about the $0.07 loss in broadband for this quarter come — that ran right now. Does that — is that included in that $0.04 to $0.10 loss you put out there?

Slater:	Yes.

Steipp:	That’s it. Thanks.